EFG Capital International Corp. Compliance Report

EFG Capital International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was not effective during the year ended December 31, 2021 because of the material weaknesses described below:

- Controls were not designed by the Company to ensure compliance with Rule 2231 of Financial Industry Regulatory Authority as it pertains to ensuring all customers that elected to receive account statements via physical mail were sent account statements, and customers that elected electronic delivery of account statements received timely and adequate notification via e-mail regarding the availability of such statements on the Company's e-banking portal as prescribed in NTM 98-03.

- Controls were not properly designed by the Company to evidence compliance with Rule 2231 of Financial Industry Regulatory Authority as it pertains to ensuring the completeness and accuracy of customer statements.

- Controls over completeness of failed to deliver and failed to receive trades used in the Company's customer reserve computations and quarterly security counts were not properly designed or operating to provide the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-3(e) and non-compliance to a material extent with 17 C.F.R. § 240.17a-13 would be prevented or detected on a timely basis.

(3) The Company's Internal Control Over Compliance was not effective as of December 31, 2021 because of the material weaknesses described above;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of December 31, 2021; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

EFG Capital International Corp.

We swear (or affirm) that, to the best of our knowledge and belief, this Compliance Report is true and correct.



By: _____

Carlos Gonzalez-Stawinski
Title: Chief Compliance Officer

By: _____

Marco A Tuesta
Title: Chief Financial Officer

March 15, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors of EFG Capital International Corp.

We have examined EFG Capital International Corp.'s assertions, included in the accompanying EFG Capital International Corp. Compliance Report, that

 (1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was not effective during the year ended December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

 (2) the Company's internal control over compliance with the financial responsibility rules was not effective as of December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

 (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3- 3(e) (the "reserve requirements rule") as of December 31, 2021, and

 (4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2021, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on EFG Capital International Corp.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying compliance report, the following material weaknesses were identified in the Company's internal control over compliance as of and during the year ended December 31, 2021:

- Controls were not designed by the Company to ensure compliance with Rule 2231 of



Financial Industry Regulatory Authority as it pertains to ensuring all customers that elected to receive account statements via physical mail were sent account statements, and customers that elected electronic delivery of account statements received timely and adequate notification via e-mail regarding the availability of such statements on the Company's e-banking portal as prescribed in NTM 98-03.

o Controls were not properly designed by the Company to evidence compliance with Rule 2231 of Financial Industry Regulatory Authority as it pertains to ensuring the completeness and accuracy of customer statements.

o Controls over completeness of failed to deliver and failed to receive trades used in the Company's customer reserve computations and quarterly security counts were not properly designed or operating to provide the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-3(e) and non-compliance to a material extent with 17 C.F.R. § 240.17a-13 would be prevented or detected on a timely basis.

In our opinion,

- because of the material weaknesses referred to above, the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended December 31, 2021,
- the Company was in compliance with the net capital rule and the reserve requirements rule as of December 31, 2021, and
- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

March 15, 2022